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                              August 31, 2021

       Shlomo Pilo
       Chief Executive Officer
       Raphael Pharmaceutical Inc.
       4 Lui Paster
       Tel Aviv-Jaffa
       Israel 6803605

                                                        Re: Raphael
Pharmaceutical Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 29, 2021
                                                            File No. 000-53002

       Dear Mr. Pilo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G Filed July 29, 2021

       Item 1. Business.
       Research and Clinical Development Strategy
       Research Agreement with Rambam MT, page 3

   1. We note the Sponsored Research Agreement with Rambam Med-Tech Ltd., dated July 17,
                                                        2019, filed as Exhibit
10.6, and the information on pages 3 and 53 reflecting the October
                                                        28, 2020 and February
15, 2021 revisions to that agreement. File the amendments to the agreement as exhibits
or tell us why you do not believe they are required to be filed.
       Financial Statements, page F-1

   2. Please update the financial information in your filing to include the interim period ended
                                                        June 30, 2021, in
accordance with the guidance in Rule 8-08 of Regulation S-X. We
 Shlomo Pilo
Raphael Pharmaceutical Inc.
August 31, 2021
Page 2
         note that when you update your financial statements through June 30, 2021, your financial statements will reflect the Share Exchange which is accounted for as a reverse merger.
         Accordingly, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy, Inc). Refer to ASC 805-40-45 for guidance. Please note that the pro forma financial information reflecting these transactions are no longer required and should be removed. The financial statements for
         Easy Energy, Inc. for the interim period ended March 31, 2021 and the fiscal years 2020 and 2019 may also no longer be necessary pursuant to Rule 8-04 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at 202-551-3744 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameShlomo Pilo                                 Sincerely,
Comapany NameRaphael Pharmaceutical Inc.
                                                              Division of
Corporation Finance
August 31, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName